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                              September 22, 2022

       William S. Demchak
       Chairman, President and Chief Executive Officer
       PNC Financial Services Group, Inc.
       The Tower at PNC Plaza, 300 Fifth Avenue
       Pittsburgh, Pennsylvania 15222-2401

                                                        Re: PNC Financial
Services Group, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 16,
2022
                                                            File No. 001-09718

       Dear Mr. Demchak:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 16, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address how
the experience of your Presiding Director is brought to bear in connection with your
board   s role in risk oversight.
   2. Please expand upon the role that your Presiding Director plays in the leadership of the board. For example,
please enhance your disclosure to address whether or not your
                                                        Presiding Director may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.

   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
 William S. Demchak
PNC Financial Services Group, Inc.
September 22, 2022
Page 2

                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-
3412 with any questions.



FirstName LastNameWilliam S. Demchak                           Sincerely,
Comapany NamePNC Financial Services Group, Inc.
                                                               Division of
Corporation Finance
September 22, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName